SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Ashford Hospitality Prime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital (Master), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital IM, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital IM GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons.

John Petry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power	2,330,726
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,330,726
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,330,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) IN

Items 4 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Shares”) of Ashford Hospitality Prime, Inc., a Maryland corporation (“AHP”) previously filed by (i) Sessa Capital (Master), L.P., a Cayman Islands exempted limited partnership (“Sessa Capital”), as a result of its direct ownership of Shares, (ii) Sessa Capital GP, LLC, a Delaware limited liability company (“Sessa Capital GP”), as a result of being the sole general partner of Sessa Capital, (iii) Sessa Capital IM, L.P., a Delaware limited partnership (“Sessa IM”), as a result of being the investment adviser for Sessa Capital, (iv) Sessa Capital IM GP, LLC, a Delaware limited liability company (“Sessa IM GP”), as a result of being the sole general partner of Sessa IM, and (v) John Petry, as a result of being the manager of Sessa Capital GP and Sessa IM GP (Sessa Capital, Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry are collectively referred to as the “Reporting Persons”), are hereby amended as follows:

Item 4. Purpose of Transaction

No change except for the addition of the following:

On May 25, 2016, Sessa Capital filed emergency motions seeking to modify the preliminary injunction and to expedite the appeal of the orders issued by the District Court for the Northern District of Texas in the lawsuits brought by Sessa Capital and AHP in connection with Sessa Capital’s proxy contest relating to the election of directors at AHP. The motions are identical in all material respects and seek to stay the District Court’s orders, require AHP to postpone its annual stockholders meeting until after the resolution of Sessa Capital’s appeal, and expedite the appeal. Copies of Sessa Capital’s motions are attached as Exhibits 1 and 2 and incorporated by reference in this Item 4 in its entirety.

The Reporting Persons intend to continue to monitor actions by AHP’s board, and, depending on the outcome of the pending litigation, among other factors previously reported in this Statement on Schedule 13D, will consider taking further action to protect their interests and the interests of stockholders, which actions may involve plans or proposals of the type described in Item 4(a) through (j) of Schedule 13D.

Item 7. Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 1	Appellants’ emergency motion for modification of the district court’s preliminary injunction pending appeal and to expedite the appeal (Civ. No. 3:16-cv-00527-N)

Exhibit 2	Appellants’ emergency motion for modification of the district court’s preliminary injunction pending appeal and to expedite the appeal (Civ. No. 3:16-cv-00713-N)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2016

/s/ John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

Exhibit 1

No. 16-10671

IN THE UNITED STATES COURT OF APPEALS

FOR THE FIFTH CIRCUIT

ASHFORD HOSPITALITY PRIME, INCORPORATED,

Plaintiff – Third Party Defendant – Appellee

v.

SESSA CAPITAL (MASTER), L.P.,

Defendant – Third Party Plaintiff – Appellant

SESSA CAPITAL GP, LLC; SESSA CAPITAL IM, L.P.; SESSA CAPITAL IM GP, LLC; JOHN E. PETRY; PHILIP B. LIVINGSTON; LAWRENCE A. CUNNINGHAM; DANIEL B. SILVERS; CHRIS D. WHEELER,

Defendants – Appellants

v.

DOUGLAS A. KESSLER; ANDREW STRONG; STEFANI D. CARTER; CURTIS B. MCWILLIAMS; MONTY J. BENNETT; ASHFORD HOSPITALITY

ADVISORS LLC; ASHFORD INCORPORATED; MATTHEW

D. RINALDI; W. MICHAEL MURPHY,

Third-Party Defendants – Appellees.

On Appeal from the United States District Court

For The Northern District of Texas, Dallas Division

Civ. No. 3:16-cv-00527-N

APPELLANTS’ EMERGENCY MOTION FOR MODIFICATION OF THE DISTRICT COURT’S PRELIMINARY INJUNCTION AND STAY OF

ANNUAL STOCKHOLDERS MEETING PENDING APPEAL

AND TO EXPEDITE THE APPEAL

Attorneys on next page

John D. Byars (Admission Pending)

john.byars@bartlit-beck.com

Bartlit Beck Herman Palenchar & Scott LLP

Courthouse Place

54 W. Hubbard St., Suite 300

Chicago, Illinois 60654

Telephone No. (312) 494-4400

Facsimile No.: (312) 494-4440

Sundeep Kumar (Rob) Addy

Glen E. Summers, Lead Counsel (Admission Pending)

Joseph W. Doman (Admission Pending)

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, 8th Floor

Denver, Colorado 80202

Telephone No. (303) 592-3100

Attorneys for Defendants – Third Party Plaintiff – Appellants Sessa Capital (Master), L.P., Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, John E. Petry, Philip B. Livingston, Lawrence A. Cunningham, Daniel B. Silvers and Chris D. Wheeler

No. 16-10671

IN THE UNITED STATES COURT OF APPEALS

FOR THE FIFTH CIRCUIT

Ashford Hospitality Prime, Inc. v. Sessa Capital (Master), L.P.

CERTIFICATE OF INTERESTED PERSONS

The undersigned counsel of record certifies that the following listed persons and entities as described in the fourth sentence of Rule 28.2.1 have an interest in the outcome of this case. These representations are made in order that the judges of this Court may evaluate possible disqualification or recusal.

1.	Sessa Capital (Master), L.P., Defendant-Appellant, Counterclaimant and Third-Party Claimant, a Cayman Islands exempted limited partnership that is not publicly traded;

2.	Sessa Capital GP, LLC, Defendant-Appellant, a Delaware limited liability company that is not publicly traded;

3.	Sessa Capital IM, L.P., Defendant-Appellant, a Delaware limited partnership that is not publicly traded;

4.	Sessa Capital IM GP, LLC, Defendant-Appellant, a Delaware limited liability company that is not publicly traded;

5.	John E. Petry, Defendant-Appellant, the founder and manager of the Sessa entities and one of the persons nominated by Sessa Capital (Master), L.P. as a candidate for election to the board of Ashford Prime Inc.;

i

6.	Philip B. Livingston, Defendant-Appellant, one of the persons nominated by Sessa Capital (Master), L.P. as a candidate for election to the board of Ashford Prime Inc.;

7.	Lawrence A. Cunningham, Defendant-Appellant, one of the persons nominated by Sessa Capital (Master), L.P. as a candidate for election to the board of Ashford Prime Inc.;

8.	Daniel B. Silvers, Defendant-Appellant, one of the persons nominated by Sessa Capital (Master), L.P. as a candidate for election to the board of Ashford Prime Inc.;

9.	Chris D. Wheeler, Defendant-Appellant, one of the persons nominated by Sessa Capital (Master), L.P. as a candidate for election to the board of Ashford Prime Inc.;

10.	Ashford Hospitality Prime, Inc., Plaintiff-Counterclaim-Defendant-Appellee, is a publicly traded Maryland corporation. There are no publicly held corporations that own ten percent or more of Ashford Hospitality Prime, Inc.;

11.	Ashford Inc., Third-Party Defendant-Appellee, is a publicly-traded Delaware corporation. There are no publicly held corporations that own ten percent or more of Ashford Inc.;

12.	Ashford Hospitality Advisors LLC, Third-Party Defendant-Appellee, is a Delaware limited liability company and is a subsidiary of and the operating company of Ashford Inc.;

13.	Monty J. Bennett, Third-Party Defendant-Appellee, is a current director on the board of Ashford Prime, Inc.;

14.	Douglas A. Kessler, Third-Party Defendant-Appellee, is a current director on the board of Ashford Prime, Inc.;

15.	Stefani D. Carter, Third-Party Defendant-Appellee, is a current director on the board of Ashford Prime, Inc.;

16.	Curtis B. McWilliams, Third-Party Defendant-Appellee, is a current director on the board of Ashford Prime, Inc.;

17.	W. Michael Murphy, Third-Party Defendant-Appellee, is a current director on the board of Ashford Prime, Inc.;

18.	Matthew D. Rinaldi, Third-Party Defendant-Appellee, is a current director on the board of Ashford Prime, Inc.; and

19.	Andrew Strong, Third-Party Defendant-Appellee, is a current director on the board of Ashford Prime, Inc.

Attorneys for Defendants-Appellants:

Glen E. Summers

Sundeep Kumar (Rob) Addy

Joseph W. Doman

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, 8th Floor

Denver, Colorado 80202

Telephone No. (303) 592-3100

Facsimile No.: (303) 592-3140

Paul J. Skiermont Eliot J. Walker Shellie Stephens Skiermont Derby LLP 2200 Ross Ave., Suite 4800W Dallas, Texas 75201 Telephone No.: (214) 978-6600 Facsimile No.: (214) 978-6601

John D. Byars Bartlit Beck Herman Palenchar & Scott LLP Courthouse Place 54 W. Hubbard St., Suite 300 Chicago, Illinois 60654 Telephone No. (312) 494-4400 Facsimile No.: (312) 494-4440

John B. Isbister

Daniel S. Katz

Christopher D. Heagy

Thomas M. Joraanstad

Tydings & Rosenberg LLP

100 East Pratt Street, 26th Floor

Baltimore, Maryland 21202

Telephone No.: (410) 752-9700

Facsimile No.: (410) 727-5460

Attorneys for Plaintiffs-Appellees:

Martin L. Seidel Nathan M. Bull Jared Stanisci Cadwalader, Wichersham & Taft LLP 200 Liberty Street New York, New York 10281 Telephone No.: (212) 504-6000 Facsimile No.: (212) 406-6666	Matthew G. Nielsen Bradley W. Foster Andrews Kurth LLP 1717 Main Street, Suite 3700 Dallas, Texas 75201 Telephone No.: (214) 659-4400 Facsimile No.: (214) 659-4401
G. Stewart Webb, Jr. John T. Prisbe Michael J. V/ilson Venable LLP 750 East Pratt Street, Suite 900 Baltimore, Maryland 21202	David Clarke, Jr. DLA Piper LLP (US) 500 8th Street, NW Washington, DC 20004 Telephone No.: (202) 799-4503 Facsimile No: (202) 799-5503
James D. Mathias DLA Piper LLP (US) 6225 Smith Avenue Baltimore, MD 21209 Telephone No.: (410) 580-3000 Facsimile No.: (410) 580-3001	James R. Nelson DLA Piper LLP (US) 1717 Main Street, Suite 4600 Dallas, TX 75201-4629 Telephone No.: (214) 743-4500 Facsimile No: (214) 743-4545

s/ Sundeep Kumar (Rob) Addy
Sundeep Kumar (Rob) Addy
Attorney of Record for Defendants – Third Party Plaintiff – Appellants

INTRODUCTION

This emergency motion arises out of the district court’s unprecedented entry of a preliminary injunction prohibiting Sessa Capital (Master), L.P. (“Sessa”), one of the largest stockholders of a publicly traded Maryland corporation known as Ashford Hospitality Prime, Inc. (the “Company”), from exercising its right as a stockholder to nominate candidates to stand for election at the Company’s upcoming annual meeting of stockholders on June 10, 2016. Unless this Court enters an order staying the district court’s decision and delaying the annual meeting pending this appeal, the incumbent directors will run unopposed and the Company’s stockholders will be denied their right to elect directors of their choosing.

Accordingly, Sessa respectfully moves this Court for an order staying the district court’s preliminary injunction and requiring the Company to postpone the annual meeting pending the resolution of this appeal. Fed. R. App. Proc. 8. Sessa also requests that the appeal be expedited. Fifth Circuit Rule 27.5.  Sessa brings this motion on an emergency basis because the annual meeting is scheduled for June 10, 2016 and a decision must be received no later Monday, June 6, 2016.1

1 Sessa has contacted Appellees, who intend to file an opposition.  Sessa respectfully requests that Appellees be required to respond to this motion by Friday, May 27.

1

For over a year, these incumbent directors have engaged in a pattern of misbehavior that has interfered with the stockholders’ voting rights and to entrenched themselves in office, culminating in their brazen decision to disqualify Sessa’s nominees and to refuse to count any votes in their favor at the annual meeting. In its May 20, 2016 order, the district court overlooked well-established Maryland and Delaware authorities holding directors to heightened scrutiny when they take actions that interfere with the stockholder franchise. Instead, the district court erroneously concluded that the incumbent directors’ actions are reviewed only under the deferential business judgment rule. Based on this error of law, the district court denied Sessa’s motion for a preliminary injunction, and granted the Company’s unnecessary and overly broad proposed order, declaring the Sessa nominees to be ineligible to stand for election, enjoining Sessa from submitting Sessa’s nominees for election, and enjoining Sessa from soliciting proxies for, or distributing any proxy materials regarding, Sessa’s nominees. Order at 14.2

FACTUAL BACKGROUND

Sessa owns approximately 8.2% of the Company’s common stock. On January 15, 2016, pursuant to the “advance notice” provisions” in the Company’s bylaws, Sessa timely informed the Company of its intention to nominate five individuals to stand for election to the Company’s seven-member board at the 2016 annual meeting. Along with the notice, Sessa provided the Company with over 430 pages of biographical and other information, including all of the information required by the SEC’s proxy rules and the Company’s bylaws. (713 Dkt. 70 at 6.)3

2 The same Order was filed in both 2:16-cv-00527 and 2:16-cv-00713 cases on May 20, 2016.

3 Cites to the district court pleadings begin with the short case number followed by the docket number of the pleading and the page reference.

2

I.	The Incumbent Directors Pursue a Strategy of Misusing the Advance Notice Provisions to Invalidate the Sessa Nominees

Expedited discovery revealed that the incumbent directors have, from the time Sessa first expressed an interest in nominating candidates for election, acted in bad faith by pursuing what the Company’s financial advisor described as a “strategy of declaring [Sessa’s] nominees invalid.” (713 Dkt. 72 App. 13.) The first step in this strategy was to prepare a highly onerous director questionnaire solely for use by Sessa’s nominees. This questionnaire was created by the Company’s outside lawyers, who modified the questionnaire provided to the incumbent directors by adding 27 questions and expanding the scope of 34 questions. (Compare 713 Dkt. 72-1 App. 255-304 with Dkt. 72-2 App. 455-500.) The special Sessa questionnaire dropped all references to the well-established SEC proxy rules referenced in the Company’s bylaws, making the questions much broader than permitted by the bylaws. (713 Dkt. 72-1 App. 255-304.)

3

The incumbent directors next pursued their invalidation strategy by making bad faith accusations that the Sessa nominees failed to provide complete responses to the special Sessa questionnaires.4 (713 Dkt. 72-2 App. 518-22.) For instance, the incumbent directors have complained that one of Sessa’s nominees did not immediately update his questionnaire to report a small purchase of the Company’s stock on January 19 (after the questionnaire was submitted), describing it as “a glaring omission.”5 (713 Dkt. 72 App. 180.) But the incumbent Chair of the board’s Nominating and Governance Committee repeatedly failed to disclose her own ownership of Company stock on two separate questionnaires, without consequence.6 Similarly, the same Sessa nominee listed “CPA” in response to a question asking for all of his relevant “experience” and the Company complained on the ground that he is no longer licensed as a CPA. (713 Dkt. 38 at 23.) But the Company’s own COO was described in an SEC filing as a “CPA” despite the fact that his license had expired. (713 Dkt. 73 App. 1297-1583.) The incumbent directors also accused the Sessa nominees of failing to disclose plans for a hasty sale of the Company or its assets. But Sessa has been forthcoming all along about its belief that all options available to the Company should be considered, including a possible sale.7 Discovery produced no evidence of any undisclosed plans, merely tentative ideas and discussions that are not required to be disclosed pursuant to the SEC rules or the Company’s bylaws. Infra, Section I.C.

4 All but two of the 22 issues raised by the Company involved the new or expanded questions concocted specially for the Sessa nominees. Id. The two issues relating to standard questions were easily resolved by clarifications provided by Sessa on February 3, 2016. (Id. at App. 524-32.)

5 Sessa disclosed Mr. Livingston’s purchase of stock in a proxy filing with the SEC on February 4, 2016. (713 Dkt. 73 App. 1183-87.)

6 Ms. Carter submitted a questionnaire on January 14, 2014, that reported she owned no Company stock. (713 Dkt. 72-1 App. 348-97.) But on December 18, 2013, the Company reported Ms. Carter owned 3,200 shares of Company stock. (713 Dkt. 75 App. 588-91.) Similarly, on March 10, 2015, Ms. Carter submitted a questionnaire that again reported she did not own Company stock. (Id. at App. 592-625.) Fifteen days after the deadline to submit 2015 Questionnaires, Ms. Carter “corrected” her questionnaire to report that she owned 3,200 shares of Company stock. (Id. at App. 627-680.) That correction was wrong, as the Company’s 2015 definitive proxy statement reported Ms. Carter actually owned 6,400 shares of Company stock as of March 10, 2015. (Id. at App. 681-77.)

7 On January 7, 2016, Sessa wrote the Company, stating “given the corporate governance and other issues . . . we now believe that a sale of the Company is the preferred outcome of the strategic alternatives process.” 527 Dkt. 1-8. The next day, Sessa filed a Schedule 13D, making the same statement public. Then, on March 23, 2016, Sessa publicly filed an investor presentation detailing its plans, proposals, and thoughts regarding the company. http://www.sec.gov/Archives/edgar/data/1574085/000114420416089746/v435069_dfan14a.htm

4

Based on these trumped up concerns with the nomination materials, the Company announced on April 12 it had determined that “the nominees set forth in Sessa’s proxy materials cannot properly be brought before the annual meeting of stockholders” and that the Company does “not intend to count any stockholder votes for Sessa’s proposed nominees.” (527 Dkt. 46 App. 14.)

II.	The Incumbent Directors Misuse the Proxy Penalty to Coerce Stockholders to Vote for Them

On June 10, 2015, the Company entered into a Third Amended and Restated Advisory Agreement (the “TAAA”) with certain companies that provide management services to the Company (collectively the “Ashford Advisors”). (527 Dkt. 93 App. 6-42.) Although prior versions of the Advisory Agreement included a termination fee provision, the TAAA for the first time allowed the Ashford Advisors to terminate the agreement and require the Company to pay them a termination fee in excess of $200 million if a majority of the board is replaced by candidates that the incumbent directors do not “approve” (the “Proxy Penalty”).8 (Id. at App. 29-31; cf. id. at App. 43-73.)

8 Expedited discovery produced evidence that the incumbent directors did not even comply with the business judgment rule in approving the TAAA. The incumbent directors admitted that the termination fee,” and that the termination fee “was not . . . part of [the board’s] discussions” when they approved the TAAA, (527 Dkt. 96 App. 278-79; id. at App. 311, 314.) The Company’s lead director admitted that the Board never even considered the fact that the Proxy Penalty provision might undermine the stockholder franchise. (Id. at App. 294.) The incumbent directors obtained no independent legal or financial advice before entering into the TAAA. (Id. at App. 270-71, 283.) The only legal counsel involved was David Brooks, the COO and General Counsel for both the Company and the Ashford Advisors.8 (Id. at App. 270-71.) Discovery has also revealed that the TAAA provided no benefits to the Company and that the alleged benefits were entirely pretextual. (527 Dkt. 92 at 1-3.)

5

For months, the incumbent directors have aggressively used the threat of the Proxy Penalty to discourage stockholders from voting for the Sessa nominees. For example, on March 9, 2016, the board stated in a press release that stockholders should not vote for the Sessa nominees because their election “would result in a contractual obligation for the Company to render a significant termination payment to our advisor, which we estimate to be hundreds of millions of dollars . . . .” (527 Dkt. 13-2 App. 474 (emphasis added).) The Company’s market capitalization is about $350 million, so assertions that the Company would pay hundreds of millions of dollars if the Sessa nominees are elected had their intended effect. At least one analyst advised investors the Proxy Penalty meant “shareholders would be best served by voting against Sessa’s nominees.” 527 Dkt. 13-2 App. 478.

The TAAA sets forth no conditions or guidelines for approval of the Sessa nominees, nor does it require any evaluation or vetting of the nominees. (527 Dkt. 93 App. 30-31.) Under well-established law, the incumbent directors have a fiduciary obligation to approve the Sessa nominees and avoid putting the Company in peril, Kallick v. SandRidge Energy, Inc., 68 A.3d 242 (Del. Ch. 2013), but they have nonetheless refused to do so in order to secure an improper advantage in the election.

6

PROCEDURAL HISTORY

On February 25, 2016, the Company filed suit against Sessa in the United States District Court for the Northern District of Texas, Case No. 3:16-CV-0527 (“Ashford I”). Two weeks later, the Company filed a virtually identical action in state court, which Sessa subsequently removed to federal court as Case No. 3:16-CV-0713 (“Ashford II”). Both cases were assigned to District Judge David Godbey.

On March 14, 2016, Sessa asserted counterclaims against the incumbent directors in Ashford I, along with a motion for preliminary injunction, asking the district court to require the incumbent directors to approve the Sessa nominees to neutralize the Proxy Penalty.9 On April 13, 2016, the Company filed a motion for preliminary injunction in Ashford II, asking the district court to disqualify the Sessa nominees. On May 11, 2016, the district court held brief oral argument on the motions, but did not take any evidence at the hearing. (527 Dkt. 98; 713 Dkt. 78.)

9 On May 4, 2016, Sessa moved to amend the relief requested in its preliminary injunction motion to prevent the Company from purporting to disqualify the Sessa nominees. (527 Dkt. 86.) The motion was necessary because the Company did not announce its intent to disqualify the Sessa nominees until filing the Company’s preliminary proxy statement on April 14, 2016, after Sessa filed its preliminary injunction motion on March 14. (527 Dkt. 46 App. 14.)

7

On May 20, 2016, the district court entered an order denying Sessa’s motion, and granting the Company’s motion. (527 Dkt. 107; 713 Dkt. 83.) The district court held that under Maryland law, “the business judgment rule applies to all decisions regarding [a] corporation’s management.” Order at 5, 9, 11. The district court’s order: (1) declared the Sessa Candidates to be “invalid and ineligible to stand for election to Ashford Prime’s board at the 2016 annual meeting because of the board’s finding that the candidates failed to comply with the advance notice requirements”; (2) enjoined Sessa “from submitting or purporting to submit Sessa’s candidates to Ashford Prime’s shareholders for election to the board for its 2016 annual meeting”; and (3) enjoined Sessa “from soliciting proxy votes for Sessa’s candidates or distributing any proxy materials regarding Sessa’s candidates.” Id. at 12. On May 23, 2016, Sessa filed notices of appeal in both cases. (527 Dkt. 108; 713 Dkt. 84.)

APPLICABLE LEGAL STANDARDS

Pursuant to Rule 8(a)(1)(C), this Court may enter an order “suspending, modifying, restoring, or granting an injunction while an appeal is pending.”10 Four factors are considered in deciding whether to grant relief pursuant to Rule 8: (1) the movant’s likelihood of success on the merits; (2) whether the movant will suffer irreparable injury; (3) whether other parties interested in the proceeding would be injured; and (4) the public interest. Arnold v. Garlock, Inc., 278 F.3d 426, 439-42 (5th Cir. 2001); see also Ruiz v. Estelle, 650 F.2d 555, 565 (5th Cir. 1981) (same).  The four factors are not applied rigidly.  Hilton v. Braunskill, 481 U.S. 770, 777 (1987).  If the balance of the equities strongly favors the moving party, then the moving party need only present “a substantial case on the merits” with respect to “a serious legal question.”  Campaign for S. Equal. v. Bryant, 773 F.3d 55, 57 (5th Cir. 2014) (citing United States v. Baylor Univ. Med. Ctr., 711 F.2d 38, 39 (5th Cir. 1983)).

10 The moving party need not first request a stay from the district court where it would be “impracticable” to do so. Fed. R. App. P. 8(a)(2)(A)(i). Here, moving first in the district court would have been impractical given the short amount of time until the June 10 annual meeting.

8

ARGUMENT

I.	Sessa Is Likely to Prevail on the Merits of the Company’s Claim that the Sessa Nominees Failed to Comply with the Advance Notice Provisions

A.	The Incumbent Directors’ Disqualification of the Sessa Nominees Is Not Protected by the Business Judgment Rule

The district court’s decision was predicated entirely on its incorrect conclusion that under Maryland law the business judgment rule protects all actions of directors, even those that interfere with the stockholders’ voting rights.11 Delaware courts have developed a substantial body of case law holding that the business judgment rule does not apply to actions that interfere with the stockholders’ right to elect directors. The Delaware Court of Chancery has held that when directors are seeking reelection, “[t]hey are obviously interested in the outcome of the election” and actions they take that affect the electoral process are not protected by the business judgment rule. Aprahamian v. HBO & Co., 531 A.2d 1204, 1206 (Del. Ch. 1987). The Delaware Court of Chancery has also held that when a board acts “for the primary purpose of impeding the exercise of stockholder voting[,] . . . the board bears a heavy burden of demonstrating a compelling justification for such action.” Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 661 (Del. Ch. 1988).12

11 Federal courts sitting in Texas apply the law of the state of incorporation when a corporation’s internal affairs are implicated.  ASARCO LLC v. Americas Min. Corp., 382 B.R. 49 (S.D. Tex. 2007), reconsidered in part on other grounds, 396 B.R. 278 (S.D. Texas 2008). The Company is incorporated in Maryland, so Maryland law applies to Sessa’s claim for breach of fiduciary duties.

12 The Delaware Supreme Court has also developed an intermediate level of scrutiny for board actions that may have a proper primary purpose but that nonetheless have the effect of intruding on stockholder voting rights. Unocal Corp. v. Mesa Petrol. Co., 493 A.2d 946 (Del. 1985).

9

Maryland courts find Delaware decisions to be “highly persuasive” on matters of corporate law. See, e.g., Kramer v. Liberty Prop. Tr., 968 A.2d 120, 133-34 (Md. 2009). More importantly, Maryland courts have held that Maryland would follow Delaware authority on this precise issue.

In Shaker v. Foxby Corp., 2005 WL 914385 (Md. Cir. Ct. 2005), the Maryland court was faced with much the same issue presented here: the use of advance notice bylaws to prevent nominees from standing for election against incumbent directors. Id. at *1-5. The Shaker court rejected the position that under Maryland law such conduct is reviewed only under the business judgment rule, and instead applied Blasius, Aprahamian, and other relevant Delaware authorities. It stated: “This Court believes that Maryland law provides the same protection to shareholder voting rights that obtains in Delaware, in similar factual contexts, such as the present one involving a proxy fight over control of the board.” Id. at *4.

Likewise, in Daniels v. New Germany Fund, Inc., 2006 WL 4523622 (D. Md. 2006), the United States District Court for the District of Maryland adopted the reasoning of Shaker and expressly held, applying Maryland law, that “actions designed primarily to interfere with stockholder voting rights are not afforded protection of the business judgment rule and there is no presumption of validity.” Id. at *4. Although Sessa’s briefing below cited Shaker and Daniels, the district court’s preliminary injunction decision did not address them.

10

Moreover, Maryland decisions have embraced the principle that directors are not protected by the business judgment rule when they have a personal interest in the decision, Werbowsky v. Collomb, 766 A.2d 123, 138 (Md. 2001). This is one the fundamental tenants behind the Delaware Court of Chancery’s holding that incumbent directors running for re-election are not shielded by the business judgment rule when their actions affect the electoral process. See Aprahamian, 531 A.2d at 1206-07.

In deciding to apply the business judgment rule, the district court relied principally on the Maryland Court of Appeals’ opinion in Shenker v. Laureate Educ., Inc., 983 A.2d 408 (Md. 2009), which explained that the business judgment rule applies to all decisions regarding the “management” of a corporation. Order at 6, citing Shenker, 983 A.2d at 424. But the district court apparently overlooked the Shenker court’s subsequent admonition that the business judgment rule does not apply “where direct harm is suffered by shareholders,” such as interference with “a shareholder’s right to vote” or where “the rights attendant to stock ownership are adversely affected.” Shenker, 983 A.2d at 424. The Maryland Court of Appeals made clear that in such cases, the “business judgment rule does not apply.” Id. (emphasis added).

11

The district court also mistakenly relied on Maryland Code of Corporations and Associations § 2-405.1. Order at 5-6. Section 2-405.1 provides that “[a]n act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director.” Md. Code, Corps. & Ass’ns § 2-405.1(f) (emphasis added). But the term “acquisitions” refers to a stock purchase, and “potential acquisition of control” refers to a large stock purchase that can effectively give the purchaser substantial voting power.13 Section 2-405.1 has never been applied to stockholder elections. Indeed, the Shenker court explained that Section 2-405.1(f) rejected “heightened scrutiny” only of director actions taken in hostile takeover situations. Shenker, 983 A.2d at 427. This case does not present a hostile takeover situation, which is an effort to acquire control of the corporation’s securities. This case merely concerns the attempt by a stockholder to exercise the voting rights attendant to the stock it already owns.

B.	Advance Notice Provisions Will Not Be Enforced if they are Applied Inequitably or in a Discriminatory Manner

It is well established that advance notice provisions cannot be used to discriminate against director nominees or to entrench incumbent directors. Shaker, 2005 WL 914385 at *4; Hubbard v. Hollywood Park Realty Enters., Inc., 1991 Del. Ch. LEXIS 9, *34-35 (Del Ch. 1991). Incumbent directors breach their fiduciary duties to stockholders if they do so. Shaker, 2005 WL 914385 at *4. When advance notice bylaws unduly restrict the stockholder franchise or are applied inequitably, they are to be struck down. Openwave Sys., Inc. v. Harbinger Capital Partners Master Fund I, Ltd., 924 A.2d 228, 239 (Del. Ch. 2007.) Moreover, advance notice provisions are to be narrowly construed against the Company and in favor of the stockholder franchise. JANA Master Fund, Ltd. v. CNET Networks, Inc., 954 A.2d 335, 344 (Del. Ch. 2008).

13 See, e.g., Md. Code, Fin. Inst. § 9-216 (defining “acquire” to mean “to obtain legal or beneficial ownership of shares, or voting rights of shares,” and defining “control” as “the ability of a person to direct the management or policies of an association or entity or elect a majority of a board of directors or the ownership of more than 10 percent of the outstanding shares of any class of securities of an association or interest in an entity”).

12

In this case, the Company has clearly applied the bylaws in a discriminatory and inequitable manner. The Company provided the Sessa nominees with a far more onerous questionnaire than the incumbent directors were required to complete. The Company then purported to disqualify the Sessa nominees on the basis of alleged omissions and inaccuracies that were viewed as being of no consequence when committed by the incumbent directors. This was done in bad faith as part of a “strategy of declaring [the Sessa] nominees invalid.” Although this critical issue was briefed below, it was not even discussed in the district court’s order.

In sum, Sessa respectfully submits that it is likely to prevail on the merits of its appeal because the district court fundamentally misread Shenker and MCCA § 2-405.1 and ignored the fact that the Company applied the advance notice provisions in a discriminatory and inequitable manner. At a minimum, Sessa has “a substantial case on the merits” with respect to “a serious legal question.”

13

C.	The District Court Erred by Not Understanding the Proxy Rules

In determining that the Company was likely to succeed on the merits under the business judgment rule, the district court found that “the board could rationally believe the Sessa Candidates had a plan they refused to disclose in their questionnaires and thus were ineligible” based on “evidence supporting the board’s contention that Sessa has plans for Ashford Prime after it assumes control of the board[.]” Order at 10-11. However, as discussed above in footnote 7, Sessa disclosed to the Company and the stockholders all of its plans, proposals, and other views, including its belief that a sale appeared to be the “preferred” option. In any event, the documents cited by the district court provide no factual basis for the board to find that the Sessa nominees had undisclosed “plans” as that term is defined under the federal securities laws and, by reference, in the Company’s bylaws.14

It is well established that the proxy rules require disclosure only of definitive plans. There is no requirement to make “predictions of future behavior,” Mo. Portland Cement Co. v. Cargill, Inc., 498 F.2d 851, 872 (2d Cir. 1974), or to disclose tentative or “inchoate” plans. Merrit v. Libby, McNeil & Libby, 510 F. Supp. 366 (S.D.N.Y. 1981). Indeed, this Court has cautioned that disclosure of tentative plans can be misleading. Susquehanna Corp. v. Pan Am. Sulphur Co., 423 F.2d 1075, 1084-85 (5th Cir. 1970) (“It would have been misleading to the stockholders and to the public investor for [a] Schedule 13D . . . to indicate that there was a plan or proposal” for a merger where the “idea for such a merger never got off the ground”).

14 The bylaws merely require disclosure of the information that is required to be disclosed “in connection with the solicitation of proxies” under the Securities and Exchange Act of 1934. Order at 9. The proxy rules, in turn, require nominees to only to “‘[d]escribe any plans or proposals’ that would result in a sale or transfer of material assets[.]” Id. (citing 17 C.F.R. § 240.13d-101).

14

All of the evidence relied upon by the district court is consistent with merely tentative ideas and discussions. For example, the district court relied on two emails from junior Sessa analysts sent five months before Sessa decided to nominate a slate of directors. Those emails merely suggested that Sessa should develop a general “gameplan” and plans to handle certain issues such as the termination fee. Order at 10 (citing 713 Dkt 77-3 App. 633-37.) Likewise, notes from a December 18, 2015 phone call between Mr. Petry and some of the Sessa nominees showed that Mr. Petry had not made any definitive plans because he “[didn’t] know what [the environment would] look like in 6 months” when the election would take place.15

Moreover, the board had none of the evidence cited by the district court when the board disqualified the Sessa nominees.16 That leads to the inescapable conclusion that the board predetermined to disqualify the Sessa nominees without any of the information cited by the district court.

II.	Sessa Is Likely to Prevail on the Merits of Its Claim With Respect to the Proxy Penalty

Under the Delaware Court of Chancery’s decision in Kallick v. SandRidge Energy, Inc., 68 A.3d 242 (2013), the incumbent directors have a clear obligation to approve the Sessa nominees to neutralize the Proxy Penalty. In the proxy contest in Sand-Ridge, “the incumbent board warned the stockholders that the election of [a hedge fund’s] proposed slate would constitute a ‘Change of Control’ for purposes of Sand-Ridge’s credit agreements” which would trigger a “Proxy Put” requiring SandRidge to repurchase its existing debt. Id. The incumbent board could eliminate the proxy put by “approving” the nominees, “failed to decide, one way or the other, whether it approved the [hedge fund] slate for purposes of the Proxy Put” in order to gain an advantage in the election. Id. at 245-46. This is precisely what the incumbent directors have done in this case.

15 The district court relied on Mr. Petry’s statement that “in today’s environment” maximizing value would include “a real and fair sale process.” But, these comments were made in the context of a discussion of a strategic review that the Board was already conducting. And Mr. Petry disclosed that belief to the Company and the public. See footnote 6 above.

16 At the May 11, 2016 hearing, the Company admitted for the first time that the board voted to disqualify the Sessa nominees “at meetings in early April.” (713 Dkt. 99, 30:14-31:6.) But Sessa produced the cited documents on April 20, 2016.

15

The Delaware Court of Chancery rejected the application of the business judgment rule because of the coercive effect of the proxy put and its resulting negative impact on stockholder voting rights. Id. It held that an incumbent board may refuse to approve competing candidates for purposes of such a contractual provision only if the incumbent directors have reasonably determined that the rival candidates lack “ethical integrity” or “fell within the category of known looters.”17 Id. It then concluded that the incumbent directors were violating their fiduciary duties to the corporation and its stockholders and entered an injunction requiring the incumbent directors to approve the nominees before soliciting proxies. Id. at 263-264.

17 The court also discussed withholding approval if the rival candidates had “specific plans that would endanger the corporation’s ability to repay its creditors.” SandRidge, 68 A.3d at 246. This was premised on the company’s duty of good faith and fair dealing toward its creditors under Delaware law. Id. The TAAA is expressly governed by Texas law (see 527 Dkt. 93 App. 38), and Texas does not recognize an implied duty of good faith and fair dealing in contracts except in very limited circumstances not applicable here. See Williamson-Dickie Mfg. Co. v. Apparel Ltd., 2015 U.S. Dist. LEXIS 75227, *5-*7 (N.D. Tex. 2015). Thus this part of the SandRidge analysis does not apply.

16

As in SandRidge, neither the Company nor the district court has identified any evidence that the Sessa nominees lack integrity or have a history of looting companies. Indeed, the Company’s lead outside director and another director both testified that they had no reason to think the Sessa nominees lacked any integrity or were known looters. (527 Dkt. 96 App. 290-91; id. at App. 302, 305.) Given the coercive effect of the Proxy Penalty on stockholder voting and the potentially devastating effects of the termination fee on the Company, the incumbent directors must approve the Sessa nominees to neutralize the Proxy Penalty in the exercise of their fiduciary duties to the Company and its stockholders.

III.	The Other Factors All Support Modifying the District Court’s Preliminary Injunction

The remaining three factors for determining whether to stay or modify a preliminary injunction pending appeal also strongly support the entry of Sessa’s requested order deferring the annual meeting to preserve the status quo.

Irreparable Injury: If the election is allowed to proceed as scheduled on June 10, and the district court’s preliminary injunction decision is not stayed or modified, the Sessa nominees will not be allowed to stand for election, all shareholders will be denied a choice in the election, and the current seven incumbent directors will all be re-elected without competition. If this Court later determines that the Sessa nominees should have been allowed to stand for election, a remedy will be very difficult. The prior election will have to be unwound (which could put the validity of all subsequent actions of the board elected on June 10 in doubt), and a second annual meeting will need to be held.

17

Balance of the Equities: If the annual meeting is delayed, the Company and the incumbent directors will suffer no prejudice. Under the Company’s bylaws, the annual meeting can be held any time before the end of 2016. (713 Dkt. 72 App. 187.) And if the annual meeting is postponed from June 10 to a date later in 2016, the incumbent directors will all continue to remain in office until the annual meeting is held. (Id. at App. 195.)

Public Interest: The Company’s stockholders have the exclusive right under Maryland law to elect directors of their choosing. Md. Code, Corps. & Ass’ns § 2-204(b)(1). Like Delaware, Maryland courts have recognized a strong public interest in “corporate democracy” and have held that “those in charge of the election machinery of a corporation must be held to the highest standards of providing for and conducting corporate elections.” Shaker, 22005 WL 914385, at *5 (quoting Aprahamian, 531 A.2d at 1206-07.

The district court ignored this important right. It instead found that the balance of the hardships weighs in favor of granting the Company’s preliminary injunction because allowing the Sessa nominees to stand for election and Sessa to solicit proxies could potentially cause shareholders to cast meaningless votes for invalid nominees and cause the Company irreparable injury. Order 11-12. This makes no sense. The Sessa nominees are the only persons running against the incumbent directors, so the district court’s order only serves allow the incumbent directors to run unopposed. This is a disenfranchisement of the Company’s stockholders, which is plainly contrary to the public interest.

18

When faced with situations like the one presented here, this Court and other circuits have not hesitated to stay district courts’ preliminary injunction and to postpone the election pending resolution of the appeal. In American General Corp. v. Torchmark Corp., 1990 WL 10712372 at *2 (5th Cir. 1990), the district court entered a preliminary injunction prohibiting a stockholder from soliciting proxies for its proposed nominees on the ground that they had not complied with the “early notice provisions” of the corporation’s bylaws. Id. This Court entered a stay of the district court’s preliminary injunction, rejecting the very sort of analysis applied by the district court in assessing the irreparable harm and balancing of equities factors. Id at *2. Similarly, in Gearhart Indus., Inc. v. Smith Int'l, Inc., this Court delayed a company’s annual shareholder meeting pending the appeal of an injunction entered by the district court. 741 F.2d 707, 712 (5th Cir. 1984) and in Bath Indus., Inc. v. Blot, 427 F.2d 97, 113 & n.8 (7th Cir. 1970) the Seventh Circuit stayed a preliminary injunction that would have “effectively disenfranchise[d] stockholders and enjoined the holding of the meeting pending appeal.18

18 Modification of the the district court’s Order is also appropriate because its terms are far too broad. Preliminary injunctions are to be “carefully tailored to the situation presented and should be no broader than necessary.” Gearhart, 741 F.2d at 715 (modifying preliminary injunctions based on claimed 13(d) and 14(a) violations and finding that that curative disclosure would obviate the need for a preliminary injunction). Prohibiting Sessa from proposing its nominees for election and soliciting proxies damages Sessa and the Company’s other stockholders. The Order is overly broad, ambiguous, and may even conflict with the SEC’s proxy rules, which mandate various public filings.

19

IV.	The Court Should Expedite Sessa’s Appeal

There is good cause to expedite this appeal. Sessa is facing the irreparable harm of disenfranchisement. Furthermore, time is of the essence because the 2016 Annual Meeting must be held by the end of the year and at least 15 days will be required between the date of this Court’s decision and the Annual Meeting to ensure the stockholders have accurate information and time to return their proxies.

This Court routinely grants expedited appeals in cases where appellants will suffer serious harm from a lower court’s issuance of a preliminary injunction. See, e.g., Torchmark Corp., 1990 WL 10712372 at *2 (expedited appeal where lower court entered preliminary injunction prohibiting a stockholder from soliciting proxies for its proposed nominees); Opulent Life Church v. City of Holly Springs, Miss., 697 F.3d 279, 297 (5th Cir. 2012) (expedited appeal where lower court’s refusal to enjoin city ordinance meant appellant could lose its lease); and Daniels Health Scis,. L.L.C. v. Vascular Health Scis., L.L.C., 710 F.3d 579, 581-582 (5th Cir. 2013) (expedited appeal where lower court entered preliminary injunction ordering appellant to refrain from using appellee’s confidential information to sell appellant’s product). Without relief from the Court, Sessa will be irreparably disenfranchised.

CONCLUSION

For the foregoing reasons, Sessa respectfully requests that this Court enter an order: (1) staying the district court’s order, (2) requiring the Company to postpone the annual meeting until after the resolution of this appeal, and (3) expediting this appeal.

20

Date: May 25 2016	Respectfully submitted,

John D. Byars (Admission Pending)	s/ Sundeep Kumar (Rob) Addy
john.byars@bartlit-beck.com Bartlit Beck Herman Palenchar & Scott LLP Courthouse Place 54 W. Hubbard St., Suite 300 Chicago, Illinois 60654 Telephone No. (312) 494-4400 Facsimile No.: (312) 494-4440

Sundeep Kumar (Rob) Addy

rob.addy@bartlit-beck.com

Glen E. Summers (Admission Pending)

glen.summers@bartlit-beck.com

Joseph W. Doman (Admission Pending)

joe.doman@bartlit-beck.com

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, 8th Floor

Denver, Colorado 80202

Telephone No. (303) 592-3100

Facsimile No.: (303) 592-3140

Attorneys for Defendants – Third Party Plaintiff – Appellants Sessa Capital (Master), L.P., Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, John E. Petry, Philip B. Livingston, Lawrence A. Cunningham, Daniel B. Silvers and Chris D. Wheeler

21

CERTIFICATE OF CONFERENCE

On May 25, 2016, pursuant to Rule 27.4, I certify that Appellants conferred with opposing counsels for Appellees, who intend to file an opposition.

s/ John D. Byars.
John D. Byars (Admission Pending)
john.byars@bartlit-beck.com
Bartlit Beck Herman Palenchar & Scott LLP
Courthouse Place
54 W. Hubbard St., Suite 300
Chicago, Illinois 60654
Telephone No. (312) 494-4400
Facsimile No.: (312) 494-4440

Attorneys for Defendants – Third Party Plaintiff – Appellants Sessa Capital (Master), L.P., Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, John E. Petry, Philip B. Livingston, Lawrence A. Cunningham, Daniel B. Silvers and Chris D. Wheeler

22

CERTIFICATE OF COMPLIANCE WITH 5TH CIRCUIT RULE 27.3

Pursuant to the 5 Circuit Rule 27.3, the undersigned certifies that the facts supporting emergency consideration of the foregoing motion filed on May 25, 2016 are true and complete.

s/ Glen E. Summers
Glen E. Summers (Admission Pending)
glen.summers@bartlit-beck.com
Bartlit Beck Herman Palenchar & Scott LLP
1899 Wynkoop Street, 8th Floor
Denver, Colorado 80202
Telephone No. (303) 592-3100
Facsimile No.: (303) 592-3140

Defendants – Third Party Plaintiff – Appellants Sessa Capital (Master), L.P., Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, John E. Petry, Philip B. Livingston, Lawrence A. Cunningham, Daniel B. Silvers and Chris D. Wheeler

23

CERTIFICATE OF COMPLIANCE

The undersigned certifies that on May 25, 2016, this motion was transmitted to the Clerk of the United States Court of Appeals for the Fifth Circuit via the Court’s CM/ECF document filing system and that this motion complies with the requirements of 5th Cir. R. 27.4, Fed. R. App. P. 27(d), Fed. R. App. P. 32(a), and 5th Cir. R. 32. This motion has been prepared in Garamond, a proportionally spaced typeface using Microsoft Word 2013 in font size 14.

The undersigned further certifies that (1) any required privacy redactions have been made pursuant to 5th Cir. R. 25.2.13; and (2) this document has been scanned for viruses with the most recent version of GFI Cloud Antivirus and is free of viruses.

s/ Glen E. Summers
Glen E. Summers (Admission Pending)
glen.summers@bartlit-beck.com
Bartlit Beck Herman Palenchar & Scott LLP
1899 Wynkoop Street, 8th Floor
Denver, Colorado 80202
Telephone No. (303) 592-3100
Facsimile No.: (303) 592-3140

Defendants – Third Party Plaintiff – Appellants Sessa Capital (Master), L.P., Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, John E. Petry, Philip B. Livingston, Lawrence A. Cunningham, Daniel B. Silvers and Chris D. Wheeler

24

CERTIFICATE OF SERVICE

I certify that this document has been filed with the clerk of the court and served by ECF or e-mail on May 25, 2016, upon counsel of record in this case.

s/ Sundeep Kumar (Rob) Addy
Sundeep Kumar (Rob) Addy
rob.addy@bartlit-beck.com
Bartlit Beck Herman Palenchar & Scott LLP
1899 Wynkoop Street, 8th Floor
Denver, Colorado 80202
Telephone No. (303) 592-3100
Facsimile No.: (303) 592-3140

Defendants – Third Party Plaintiff – Appellants Sessa Capital (Master), L.P., Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, John E. Petry, Philip B. Livingston, Lawrence A. Cunningham, Daniel B. Silvers and Chris D. Wheeler

25

Exhibit 2

No. 16-10672

IN THE UNITED STATES COURT OF APPEALS

FOR THE FIFTH CIRCUIT

ASHFORD HOSPITALITY PRIME, INCORPORATED,

Plaintiff – Appellee,

v.

SESSA CAPITAL (MASTER), L.P., SESSA CAPITAL GP, LLC, SESSA CAPITAL

IM, L.P., SESSA CAPITAL IM GP, LLC, JOHN E. PETRY, PHILIP B. LIVINGSTON,

LAWRENCE A. CUNNINGHAM,

DANIEL B. SILVERS and CHRIS D. WHEELER,

Defendants – Appellants.

On Appeal from the United States District Court

For The Northern District of Texas, Dallas Division

Civ. No. 3:16-cv-00713-N

 APPELLANTS’ EMERGENCY MOTION FOR MODIFICATION OF THE

DISTRICT COURT’S PRELIMINARY INJUNCTION AND STAY OF ANNUAL

STOCKHOLDERS MEETING PENDING APPEAL

AND TO EXPEDITE THE APPEAL

John D. Byars (Admission Pending)

john.byars@bartlit-beck.com

Bartlit Beck Herman Palenchar & Scott LLP

Courthouse Place

54 W. Hubbard St., Suite 300

Chicago, Illinois 60654

Telephone No. (312) 494-4400

Facsimile No.:  (312) 494-4440

Sundeep Kumar (Rob) Addy

Glen E. Summers, Lead Counsel (Admission Pending)

Joseph W. Doman (Admission Pending)

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, 8th Floor

Denver, Colorado 80202

Telephone No. (303) 592-3100

Attorneys for Defendants-Appellants Sessa Capital (Master), L.P., Sessa Capital GP, LLC,

Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, John E. Petry, Philip B. Livingston,

Lawrence A. Cunningham, Daniel B. Silvers and Chris D. Wheeler

No. 16-10672

IN THE UNITED STATES COURT OF APPEALS

FOR THE FIFTH CIRCUIT

 Ashford Hospitality Prime, Inc. v. Sessa Capital (Master), L.P.

CERTIFICATE OF INTERESTED PERSONS

The undersigned counsel of record certifies that the following listed persons and entities as described in the fourth sentence of Rule 28.2.1 have an interest in the outcome of this case. These representations are made in order that the judges of this Court may evaluate possible disqualification or recusal.

1.	Sessa Capital (Master), L.P., Defendant-Appellant, a Cayman Islands exempted limited partnership that is not publicly traded;

2.	Sessa Capital GP, LLC, Defendant-Appellant, a Delaware limited liability company that is not publicly traded;

3.	Sessa Capital IM, L.P., Defendant-Appellant, a Delaware limited partnership that is not publicly traded;

4.	Sessa Capital IM GP, LLC, Defendant-Appellant, a Delaware limited liability company that is not publicly traded;

5.	John E. Petry, Defendant-Appellant, the founder and manager of the Sessa entities and one of the persons nominated by Sessa Capital (Master), L.P. as a candidate for election to the board of Ashford Prime Inc.;

xxvi

6.	Philip B. Livingston, Defendant-Appellant, one of the persons nominated by Sessa Capital (Master), L.P. as a candidate for election to the board of Ashford Prime Inc.;

7.	Lawrence A. Cunningham, Defendant-Appellant, one of the persons nominated by Sessa Capital (Master), L.P. as a candidate for election to the board of Ashford Prime Inc.;

8.	Daniel B. Silvers, Defendant-Appellant, one of the persons nominated by Sessa Capital (Master), L.P. as a candidate for election to the board of Ashford Prime Inc.;

9.	Chris D. Wheeler, Defendant-Appellant, one of the persons nominated by Sessa Capital (Master), L.P. as a candidate for election to the board of Ashford Prime Inc.;

10.	Ashford Hospitality Prime, Inc., Plaintiff-Appellee, is a publicly traded Maryland corporation. There are no publicly held corporations that own ten percent or more of Ashford Hospitality Prime, Inc.

Attorneys for Defendants-Appellants:

Glen E. Summers Joseph W. Doman Bartlit Beck Herman Palenchar & Scott LLP 1899 Wynkoop Street, 8th Floor Denver, Colorado 80202 Telephone No. (303) 592-3100 Facsimile No.: (303) 592-3140	Paul J. Skiermont Eliot J. Walker Shellie Stephens Skiermont Derby LLP 2200 Ross Ave., Suite 4800W Dallas, Texas 75201 Telephone No.: (214) 978-6600 Facsimile No.: (214) 978-6601

xxvii

John D. Byars Bartlit Beck Herman Palenchar & Scott LLP Courthouse Place 54 W. Hubbard St., Suite 300 Chicago, Illinois 60654 Telephone No. (312) 494-4400 Facsimile No.: (312) 494-4440

John B. Isbister

Daniel S. Katz

Christopher D. Heagy

Thomas M. Joraanstad

Tydings & Rosenberg LLP

100 East Pratt Street, 26th Floor

Baltimore, Maryland 21202

Telephone No.: (410) 752-9700

Facsimile No.:   (410) 727-5460

Attorneys for Plaintiff-Appellee and other interested parties:

Martin L. Seidel

Nathan M. Bull

Jared Stanisci

Cadwalader, Wichersham & Taft LLP

200 Liberty Street

New York, New York 10281

Telephone No.: (212) 504-6000

Facsimile No.:  (212) 406-6666

G. Stewart Webb, Jr.

John T. Prisbe

Michael J. V/ilson

Venable LLP

750 East Pratt Street, Suite 900

Baltimore, Maryland 21202

James D. Mathias

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, MD 21209

Telephone No.: (410) 580-3000

Facsimile No.: (410) 580-3001

Matthew G. Nielsen

Bradley W. Foster

Andrews Kurth LLP

1717 Main Street, Suite 3700

Dallas, Texas 75201

Telephone No.: (214) 659-4400

Facsimile No.:  (214) 659-4401

David Clarke, Jr.

DLA Piper LLP (US)

500 8th Street, NW

Washington, DC 20004

Telephone No.: (202) 799-4503

Facsimile No: (202) 799-5503

James R. Nelson

DLA Piper LLP (US)

1717 Main Street, Suite 4600

Dallas, TX 75201-4629

Telephone No.: (214) 743-4500

Facsimile No: (214) 743-4545

s/ Sundeep Kumar (Rob) Addy
Sundeep Kumar (Rob) Addy
Attorney of Record for Defendants-Appellants

xxviii

INTRODUCTION

This emergency motion arises out of the district court’s unprecedented entry of a preliminary injunction prohibiting Sessa Capital (Master), L.P. (“Sessa”), one of the largest stockholders of a publicly traded Maryland corporation known as Ashford Hospitality Prime, Inc. (the “Company”), from exercising its right as a stockholder to nominate candidates to stand for election at the Company’s upcoming annual meeting of stockholders on June 10, 2016. Unless this Court enters an order staying the district court’s decision and delaying the annual meeting pending this appeal, the incumbent directors will run unopposed and the Company’s stockholders will be denied their right to elect directors of their choosing.

Accordingly, Sessa respectfully moves this Court for an order staying the district court’s preliminary injunction and requiring the Company to postpone the annual meeting pending the resolution of this appeal. Fed. R. App. Proc. 8. Sessa also requests that the appeal be expedited. Fifth Circuit Rule 27.5.  Sessa brings this motion on an emergency basis because the annual meeting is scheduled for June 10, 2016 and a decision must be received no later Monday, June 6, 2016.1

For over a year, these incumbent directors have engaged in a pattern of misbehavior that has interfered with the stockholders’ voting rights and to entrenched themselves in office, culminating in their brazen decision to disqualify Sessa’s nominees and to refuse to count any votes in their favor at the annual meeting. In its May 20, 2016 order, the district court overlooked well-established Maryland and Delaware authorities holding directors to heightened scrutiny when they take actions that interfere with the stockholder franchise. Instead, the district court erroneously concluded that the incumbent directors’ actions are reviewed only under the deferential business judgment rule. Based on this error of law, the district court denied Sessa’s motion for a preliminary injunction, and granted the Company’s unnecessary and overly broad proposed order, declaring the Sessa nominees to be ineligible to stand for election, enjoining Sessa from submitting Sessa’s nominees for election, and enjoining Sessa from soliciting proxies for, or distributing any proxy materials regarding, Sessa’s nominees. Order at 14.2

1 Sessa has contacted Appellees, who intend to file an opposition.  Sessa respectfully requests that Appellees be required to respond to this motion by Friday, May 27.

2 The same Order was filed in both 2:16-cv-00527 and 2:16-cv-00713 cases on May 20, 2016.

1

FACTUAL BACKGROUND

Sessa owns approximately 8.2% of the Company’s common stock. On January 15, 2016, pursuant to the “advance notice” provisions” in the Company’s bylaws, Sessa timely informed the Company of its intention to nominate five individuals to stand for election to the Company’s seven-member board at the 2016 annual meeting. Along with the notice, Sessa provided the Company with over 430 pages of biographical and other information, including all of the information required by the SEC’s proxy rules and the Company’s bylaws. (713 Dkt. 70 at 6.)3

I.	The Incumbent Directors Pursue a Strategy of Misusing the Advance Notice Provisions to Invalidate the Sessa Nominees

Expedited discovery revealed that the incumbent directors have, from the time Sessa first expressed an interest in nominating candidates for election, acted in bad faith by pursuing what the Company’s financial advisor described as a “strategy of declaring [Sessa’s] nominees invalid.” (713 Dkt. 72 App. 13.) The first step in this strategy was to prepare a highly onerous director questionnaire solely for use by Sessa’s nominees. This questionnaire was created by the Company’s outside lawyers, who modified the questionnaire provided to the incumbent directors by adding 27 questions and expanding the scope of 34 questions. (Compare 713 Dkt. 72-1 App. 255-304 with Dkt. 72-2 App. 455-500.) The special Sessa questionnaire dropped all references to the well-established SEC proxy rules referenced in the Company’s bylaws, making the questions much broader than permitted by the bylaws. (713 Dkt. 72-1 App. 255-304.)

3 Cites to the district court pleadings begin with the short case number followed by the docket number of the pleading and the page reference.

2

The incumbent directors next pursued their invalidation strategy by making bad faith accusations that the Sessa nominees failed to provide complete responses to the special Sessa questionnaires.4 (713 Dkt. 72-2 App. 518-22.) For instance, the incumbent directors have complained that one of Sessa’s nominees did not immediately update his questionnaire to report a small purchase of the Company’s stock on January 19 (after the questionnaire was submitted), describing it as “a glaring omission.”5 (713 Dkt. 72 App. 180.) But the incumbent Chair of the board’s Nominating and Governance Committee repeatedly failed to disclose her own ownership of Company stock on two separate questionnaires, without consequence.6 Similarly, the same Sessa nominee listed “CPA” in response to a question asking for all of his relevant “experience” and the Company complained on the ground that he is no longer licensed as a CPA. (713 Dkt. 38 at 23.) But the Company’s own COO was described in an SEC filing as a “CPA” despite the fact that his license had expired. (713 Dkt. 73 App. 1297-1583.) The incumbent directors also accused the Sessa nominees of failing to disclose plans for a hasty sale of the Company or its assets. But Sessa has been forthcoming all along about its belief that all options available to the Company should be considered, including a possible sale.7 Discovery produced no evidence of any undisclosed plans, merely tentative ideas and discussions that are not required to be disclosed pursuant to the SEC rules or the Company’s bylaws. Infra, Section I.C.

4 All but two of the 22 issues raised by the Company involved the new or expanded questions concocted specially for the Sessa nominees. Id. The two issues relating to standard questions were easily resolved by clarifications provided by Sessa on February 3, 2016. (Id. at App. 524-32.)

5 Sessa disclosed Mr. Livingston’s purchase of stock in a proxy filing with the SEC on February 4, 2016. (713 Dkt. 73 App. 1183-87.)

6 Ms. Carter submitted a questionnaire on January 14, 2014, that reported she owned no Company stock. (713 Dkt. 72-1 App. 348-97.) But on December 18, 2013, the Company reported Ms. Carter owned 3,200 shares of Company stock. (713 Dkt. 75 App. 588-91.) Similarly, on March 10, 2015, Ms. Carter submitted a questionnaire that again reported she did not own Company stock. (Id. at App. 592-625.) Fifteen days after the deadline to submit 2015 Questionnaires, Ms. Carter “corrected” her questionnaire to report that she owned 3,200 shares of Company stock. (Id. at App. 627-680.) That correction was wrong, as the Company’s 2015 definitive proxy statement reported Ms. Carter actually owned 6,400 shares of Company stock as of March 10, 2015. (Id. at App. 681-77.)

7 On January 7, 2016, Sessa wrote the Company, stating “given the corporate governance and other issues . . . we now believe that a sale of the Company is the preferred outcome of the strategic alternatives process.” 527 Dkt. 1-8. The next day, Sessa filed a Schedule 13D, making the same statement public. Then, on March 23, 2016, Sessa publicly filed an investor presentation detailing its plans, proposals, and thoughts regarding the company. http://www.sec.gov/Archives/edgar/data/1574085/000114420416089746/v435069_dfan14a.htm

3

Based on these trumped up concerns with the nomination materials, the Company announced on April 12 it had determined that “the nominees set forth in Sessa’s proxy materials cannot properly be brought before the annual meeting of stockholders” and that the Company does “not intend to count any stockholder votes for Sessa’s proposed nominees.” (527 Dkt. 46 App. 14.)

II.	The Incumbent Directors Misuse the Proxy Penalty to Coerce Stockholders to Vote for Them

On June 10, 2015, the Company entered into a Third Amended and Restated Advisory Agreement (the “TAAA”) with certain companies that provide management services to the Company (collectively the “Ashford Advisors”). (527 Dkt. 93 App. 6-42.) Although prior versions of the Advisory Agreement included a termination fee provision, the TAAA for the first time allowed the Ashford Advisors to terminate the agreement and require the Company to pay them a termination fee in excess of $200 million if a majority of the board is replaced by candidates that the incumbent directors do not “approve” (the “Proxy Penalty”).8 (Id. at App. 29-31; cf. id. at App. 43-73.)

8 Expedited discovery produced evidence that the incumbent directors did not even comply with the business judgment rule in approving the TAAA. The incumbent directors admitted that the termination fee,” and that the termination fee “was not . . . part of [the board’s] discussions” when they approved the TAAA, (527 Dkt. 96 App. 278-79; id. at App. 311, 314.) The Company’s lead director admitted that the Board never even considered the fact that the Proxy Penalty provision might undermine the stockholder franchise. (Id. at App. 294.) The incumbent directors obtained no independent legal or financial advice before entering into the TAAA. (Id. at App. 270-71, 283.) The only legal counsel involved was David Brooks, the COO and General Counsel for both the Company and the Ashford Advisors.8 (Id. at App. 270-71.) Discovery has also revealed that the TAAA provided no benefits to the Company and that the alleged benefits were entirely pretextual. (527 Dkt. 92 at 1-3.)

4

For months, the incumbent directors have aggressively used the threat of the Proxy Penalty to discourage stockholders from voting for the Sessa nominees. For example, on March 9, 2016, the board stated in a press release that stockholders should not vote for the Sessa nominees because their election “would result in a contractual obligation for the Company to render a significant termination payment to our advisor, which we estimate to be hundreds of millions of dollars . . . .” (527 Dkt. 13-2 App. 474 (emphasis added).) The Company’s market capitalization is about $350 million, so assertions that the Company would pay hundreds of millions of dollars if the Sessa nominees are elected had their intended effect. At least one analyst advised investors the Proxy Penalty meant “shareholders would be best served by voting against Sessa’s nominees.” 527 Dkt. 13-2 App. 478.

The TAAA sets forth no conditions or guidelines for approval of the Sessa nominees, nor does it require any evaluation or vetting of the nominees. (527 Dkt. 93 App. 30-31.) Under well-established law, the incumbent directors have a fiduciary obligation to approve the Sessa nominees and avoid putting the Company in peril, Kallick v. SandRidge Energy, Inc., 68 A.3d 242 (Del. Ch. 2013), but they have nonetheless refused to do so in order to secure an improper advantage in the election.

5

PROCEDURAL HISTORY

On February 25, 2016, the Company filed suit against Sessa in the United States District Court for the Northern District of Texas, Case No. 3:16-CV-0527 (“Ashford I”). Two weeks later, the Company filed a virtually identical action in state court, which Sessa subsequently removed to federal court as Case No. 3:16-CV-0713 (“Ashford II”). Both cases were assigned to District Judge David Godbey.

On March 14, 2016, Sessa asserted counterclaims against the incumbent directors in Ashford I, along with a motion for preliminary injunction, asking the district court to require the incumbent directors to approve the Sessa nominees to neutralize the Proxy Penalty.9 On April 13, 2016, the Company filed a motion for preliminary injunction in Ashford II, asking the district court to disqualify the Sessa nominees. On May 11, 2016, the district court held brief oral argument on the motions, but did not take any evidence at the hearing. (527 Dkt. 98; 713 Dkt. 78.)

On May 20, 2016, the district court entered an order denying Sessa’s motion, and granting the Company’s motion. (527 Dkt. 107; 713 Dkt. 83.) The district court held that under Maryland law, “the business judgment rule applies to all decisions regarding [a] corporation’s management.” Order at 5, 9, 11. The district court’s order: (1) declared the Sessa Candidates to be “invalid and ineligible to stand for election to Ashford Prime’s board at the 2016 annual meeting because of the board’s finding that the candidates failed to comply with the advance notice requirements”; (2) enjoined Sessa “from submitting or purporting to submit Sessa’s candidates to Ashford Prime’s shareholders for election to the board for its 2016 annual meeting”; and (3) enjoined Sessa “from soliciting proxy votes for Sessa’s candidates or distributing any proxy materials regarding Sessa’s candidates.” Id. at 12. On May 23, 2016, Sessa filed notices of appeal in both cases. (527 Dkt. 108; 713 Dkt. 84.)

9 On May 4, 2016, Sessa moved to amend the relief requested in its preliminary injunction motion to prevent the Company from purporting to disqualify the Sessa nominees. (527 Dkt. 86.) The motion was necessary because the Company did not announce its intent to disqualify the Sessa nominees until filing the Company’s preliminary proxy statement on April 14, 2016, after Sessa filed its preliminary injunction motion on March 14. (527 Dkt. 46 App. 14.)

6

APPLICABLE LEGAL STANDARDS

Pursuant to Rule 8(a)(1)(C), this Court may enter an order “suspending, modifying, restoring, or granting an injunction while an appeal is pending.”10 Four factors are considered in deciding whether to grant relief pursuant to Rule 8: (1) the movant’s likelihood of success on the merits; (2) whether the movant will suffer irreparable injury; (3) whether other parties interested in the proceeding would be injured; and (4) the public interest. Arnold v. Garlock, Inc., 278 F.3d 426, 439-42 (5th Cir. 2001); see also Ruiz v. Estelle, 650 F.2d 555, 565 (5th Cir. 1981) (same).  The four factors are not applied rigidly.  Hilton v. Braunskill, 481 U.S. 770, 777 (1987).  If the balance of the equities strongly favors the moving party, then the moving party need only present “a substantial case on the merits” with respect to “a serious legal question.”  Campaign for S. Equal. v. Bryant, 773 F.3d 55, 57 (5th Cir. 2014) (citing United States v. Baylor Univ. Med. Ctr., 711 F.2d 38, 39 (5th Cir. 1983)).

10 The moving party need not first request a stay from the district court where it would be “impracticable” to do so. Fed. R. App. P. 8(a)(2)(A)(i). Here, moving first in the district court would have been impractical given the short amount of time until the June 10 annual meeting.

7

ARGUMENT

I.	Sessa Is Likely to Prevail on the Merits of the Company’s Claim that the Sessa Nominees Failed to Comply with the Advance Notice Provisions

A.	The Incumbent Directors’ Disqualification of the Sessa Nominees Is Not Protected by the Business Judgment Rule

The district court’s decision was predicated entirely on its incorrect conclusion that under Maryland law the business judgment rule protects all actions of directors, even those that interfere with the stockholders’ voting rights.11 Delaware courts have developed a substantial body of case law holding that the business judgment rule does not apply to actions that interfere with the stockholders’ right to elect directors. The Delaware Court of Chancery has held that when directors are seeking reelection, “[t]hey are obviously interested in the outcome of the election” and actions they take that affect the electoral process are not protected by the business judgment rule. Aprahamian v. HBO & Co., 531 A.2d 1204, 1206 (Del. Ch. 1987). The Delaware Court of Chancery has also held that when a board acts “for the primary purpose of impeding the exercise of stockholder voting[,] . . . the board bears a heavy burden of demonstrating a compelling justification for such action.” Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 661 (Del. Ch. 1988).12

11 Federal courts sitting in Texas apply the law of the state of incorporation when a corporation’s internal affairs are implicated.  ASARCO LLC v. Americas Min. Corp., 382 B.R. 49 (S.D. Tex. 2007), reconsidered in part on other grounds, 396 B.R. 278 (S.D. Texas 2008). The Company is incorporated in Maryland, so Maryland law applies to Sessa’s claim for breach of fiduciary duties.

12 The Delaware Supreme Court has also developed an intermediate level of scrutiny for board actions that may have a proper primary purpose but that nonetheless have the effect of intruding on stockholder voting rights. Unocal Corp. v. Mesa Petrol. Co., 493 A.2d 946 (Del. 1985).

8

Maryland courts find Delaware decisions to be “highly persuasive” on matters of corporate law. See, e.g., Kramer v. Liberty Prop. Tr., 968 A.2d 120, 133-34 (Md. 2009). More importantly, Maryland courts have held that Maryland would follow Delaware authority on this precise issue.

In Shaker v. Foxby Corp., 2005 WL 914385 (Md. Cir. Ct. 2005), the Maryland court was faced with much the same issue presented here: the use of advance notice bylaws to prevent nominees from standing for election against incumbent directors. Id. at *1-5. The Shaker court rejected the position that under Maryland law such conduct is reviewed only under the business judgment rule, and instead applied Blasius, Aprahamian, and other relevant Delaware authorities. It stated: “This Court believes that Maryland law provides the same protection to shareholder voting rights that obtains in Delaware, in similar factual contexts, such as the present one involving a proxy fight over control of the board.” Id. at *4.

Likewise, in Daniels v. New Germany Fund, Inc., 2006 WL 4523622 (D. Md. 2006), the United States District Court for the District of Maryland adopted the reasoning of Shaker and expressly held, applying Maryland law, that “actions designed primarily to interfere with stockholder voting rights are not afforded protection of the business judgment rule and there is no presumption of validity.” Id. at *4. Although Sessa’s briefing below cited Shaker and Daniels, the district court’s preliminary injunction decision did not address them.

9

Moreover, Maryland decisions have embraced the principle that directors are not protected by the business judgment rule when they have a personal interest in the decision, Werbowsky v. Collomb, 766 A.2d 123, 138 (Md. 2001). This is one the fundamental tenants behind the Delaware Court of Chancery’s holding that incumbent directors running for re-election are not shielded by the business judgment rule when their actions affect the electoral process. See Aprahamian, 531 A.2d at 1206-07.

In deciding to apply the business judgment rule, the district court relied principally on the Maryland Court of Appeals’ opinion in Shenker v. Laureate Educ., Inc., 983 A.2d 408 (Md. 2009), which explained that the business judgment rule applies to all decisions regarding the “management” of a corporation. Order at 6, citing Shenker, 983 A.2d at 424. But the district court apparently overlooked the Shenker court’s subsequent admonition that the business judgment rule does not apply “where direct harm is suffered by shareholders,” such as interference with “a shareholder’s right to vote” or where “the rights attendant to stock ownership are adversely affected.” Shenker, 983 A.2d at 424. The Maryland Court of Appeals made clear that in such cases, the “business judgment rule does not apply.” Id. (emphasis added).

10

The district court also mistakenly relied on Maryland Code of Corporations and Associations § 2-405.1. Order at 5-6. Section 2-405.1 provides that “[a]n act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director.” Md. Code, Corps. & Ass’ns § 2-405.1(f) (emphasis added). But the term “acquisitions” refers to a stock purchase, and “potential acquisition of control” refers to a large stock purchase that can effectively give the purchaser substantial voting power.13 Section 2-405.1 has never been applied to stockholder elections. Indeed, the Shenker court explained that Section 2-405.1(f) rejected “heightened scrutiny” only of director actions taken in hostile takeover situations. Shenker, 983 A.2d at 427. This case does not present a hostile takeover situation, which is an effort to acquire control of the corporation’s securities. This case merely concerns the attempt by a stockholder to exercise the voting rights attendant to the stock it already owns.

B.	Advance Notice Provisions Will Not Be Enforced if they are Applied Inequitably or in a Discriminatory Manner

It is well established that advance notice provisions cannot be used to discriminate against director nominees or to entrench incumbent directors. Shaker, 2005 WL 914385 at *4; Hubbard v. Hollywood Park Realty Enters., Inc., 1991 Del. Ch. LEXIS 9, *34-35 (Del Ch. 1991). Incumbent directors breach their fiduciary duties to stockholders if they do so. Shaker, 2005 WL 914385 at *4. When advance notice bylaws unduly restrict the stockholder franchise or are applied inequitably, they are to be struck down. Openwave Sys., Inc. v. Harbinger Capital Partners Master Fund I, Ltd., 924 A.2d 228, 239 (Del. Ch. 2007.) Moreover, advance notice provisions are to be narrowly construed against the Company and in favor of the stockholder franchise. JANA Master Fund, Ltd. v. CNET Networks, Inc., 954 A.2d 335, 344 (Del. Ch. 2008).

13 See, e.g., Md. Code, Fin. Inst. § 9-216 (defining “acquire” to mean “to obtain legal or beneficial ownership of shares, or voting rights of shares,” and defining “control” as “the ability of a person to direct the management or policies of an association or entity or elect a majority of a board of directors or the ownership of more than 10 percent of the outstanding shares of any class of securities of an association or interest in an entity”).

11

In this case, the Company has clearly applied the bylaws in a discriminatory and inequitable manner. The Company provided the Sessa nominees with a far more onerous questionnaire than the incumbent directors were required to complete. The Company then purported to disqualify the Sessa nominees on the basis of alleged omissions and inaccuracies that were viewed as being of no consequence when committed by the incumbent directors. This was done in bad faith as part of a “strategy of declaring [the Sessa] nominees invalid.” Although this critical issue was briefed below, it was not even discussed in the district court’s order.

In sum, Sessa respectfully submits that it is likely to prevail on the merits of its appeal because the district court fundamentally misread Shenker and MCCA § 2-405.1 and ignored the fact that the Company applied the advance notice provisions in a discriminatory and inequitable manner. At a minimum, Sessa has “a substantial case on the merits” with respect to “a serious legal question.”

C.	The District Court Erred by Not Understanding the Proxy Rules

In determining that the Company was likely to succeed on the merits under the business judgment rule, the district court found that “the board could rationally believe the Sessa Candidates had a plan they refused to disclose in their questionnaires and thus were ineligible” based on “evidence supporting the board’s contention that Sessa has plans for Ashford Prime after it assumes control of the board[.]” Order at 10-11. However, as discussed above in footnote 7, Sessa disclosed to the Company and the stockholders all of its plans, proposals, and other views, including its belief that a sale appeared to be the “preferred” option. In any event, the documents cited by the district court provide no factual basis for the board to find that the Sessa nominees had undisclosed “plans” as that term is defined under the federal securities laws and, by reference, in the Company’s bylaws.14

14 The bylaws merely require disclosure of the information that is required to be disclosed “in connection with the solicitation of proxies” under the Securities and Exchange Act of 1934. Order at 9. The proxy rules, in turn, require nominees to only to “‘[d]escribe any plans or proposals’ that would result in a sale or transfer of material assets[.]” Id. (citing 17 C.F.R. § 240.13d-101).

12

It is well established that the proxy rules require disclosure only of definitive plans. There is no requirement to make “predictions of future behavior,” Mo. Portland Cement Co. v. Cargill, Inc., 498 F.2d 851, 872 (2d Cir. 1974), or to disclose tentative or “inchoate” plans. Merrit v. Libby, McNeil & Libby, 510 F. Supp. 366 (S.D.N.Y. 1981). Indeed, this Court has cautioned that disclosure of tentative plans can be misleading. Susquehanna Corp. v. Pan Am. Sulphur Co., 423 F.2d 1075, 1084-85 (5th Cir. 1970) (“It would have been misleading to the stockholders and to the public investor for [a] Schedule 13D . . . to indicate that there was a plan or proposal” for a merger where the “idea for such a merger never got off the ground”).

All of the evidence relied upon by the district court is consistent with merely tentative ideas and discussions. For example, the district court relied on two emails from junior Sessa analysts sent five months before Sessa decided to nominate a slate of directors. Those emails merely suggested that Sessa should develop a general “gameplan” and plans to handle certain issues such as the termination fee. Order at 10 (citing 713 Dkt 77-3 App. 633-37.) Likewise, notes from a December 18, 2015 phone call between Mr. Petry and some of the Sessa nominees showed that Mr. Petry had not made any definitive plans because he “[didn’t] know what [the environment would] look like in 6 months” when the election would take place.15

Moreover, the board had none of the evidence cited by the district court when the board disqualified the Sessa nominees.16 That leads to the inescapable conclusion that the board predetermined to disqualify the Sessa nominees without any of the information cited by the district court.

II.	Sessa Is Likely to Prevail on the Merits of Its Claim With Respect to the Proxy Penalty

Under the Delaware Court of Chancery’s decision in Kallick v. SandRidge Energy, Inc., 68 A.3d 242 (2013), the incumbent directors have a clear obligation to approve the Sessa nominees to neutralize the Proxy Penalty. In the proxy contest in Sand-Ridge, “the incumbent board warned the stockholders that the election of [a hedge fund’s] proposed slate would constitute a ‘Change of Control’ for purposes of Sand-Ridge’s credit agreements” which would trigger a “Proxy Put” requiring SandRidge to repurchase its existing debt. Id. The incumbent board could eliminate the proxy put by “approving” the nominees, “failed to decide, one way or the other, whether it approved the [hedge fund] slate for purposes of the Proxy Put” in order to gain an advantage in the election. Id. at 245-46. This is precisely what the incumbent directors have done in this case.

15 The district court relied on Mr. Petry’s statement that “in today’s environment” maximizing value would include “a real and fair sale process.” But, these comments were made in the context of a discussion of a strategic review that the Board was already conducting. And Mr. Petry disclosed that belief to the Company and the public. See footnote 6 above.

16 At the May 11, 2016 hearing, the Company admitted for the first time that the board voted to disqualify the Sessa nominees “at meetings in early April.” (713 Dkt. 99, 30:14-31:6.) But Sessa produced the cited documents on April 20, 2016.

13

The Delaware Court of Chancery rejected the application of the business judgment rule because of the coercive effect of the proxy put and its resulting negative impact on stockholder voting rights. Id. It held that an incumbent board may refuse to approve competing candidates for purposes of such a contractual provision only if the incumbent directors have reasonably determined that the rival candidates lack “ethical integrity” or “fell within the category of known looters.”17 Id. It then concluded that the incumbent directors were violating their fiduciary duties to the corporation and its stockholders and entered an injunction requiring the incumbent directors to approve the nominees before soliciting proxies. Id. at 263-264.

As in SandRidge, neither the Company nor the district court has identified any evidence that the Sessa nominees lack integrity or have a history of looting companies. Indeed, the Company’s lead outside director and another director both testified that they had no reason to think the Sessa nominees lacked any integrity or were known looters. (527 Dkt. 96 App. 290-91; id. at App. 302, 305.) Given the coercive effect of the Proxy Penalty on stockholder voting and the potentially devastating effects of the termination fee on the Company, the incumbent directors must approve the Sessa nominees to neutralize the Proxy Penalty in the exercise of their fiduciary duties to the Company and its stockholders.

17 The court also discussed withholding approval if the rival candidates had “specific plans that would endanger the corporation’s ability to repay its creditors.” SandRidge, 68 A.3d at 246. This was premised on the company’s duty of good faith and fair dealing toward its creditors under Delaware law. Id. The TAAA is expressly governed by Texas law (see 527 Dkt. 93 App. 38), and Texas does not recognize an implied duty of good faith and fair dealing in contracts except in very limited circumstances not applicable here. See Williamson-Dickie Mfg. Co. v. Apparel Ltd., 2015 U.S. Dist. LEXIS 75227, *5-*7 (N.D. Tex. 2015). Thus this part of the SandRidge analysis does not apply.

14

III.	The Other Factors All Support Modifying the District Court’s Preliminary Injunction

The remaining three factors for determining whether to stay or modify a preliminary injunction pending appeal also strongly support the entry of Sessa’s requested order deferring the annual meeting to preserve the status quo.

Irreparable Injury: If the election is allowed to proceed as scheduled on June 10, and the district court’s preliminary injunction decision is not stayed or modified, the Sessa nominees will not be allowed to stand for election, all shareholders will be denied a choice in the election, and the current seven incumbent directors will all be re-elected without competition. If this Court later determines that the Sessa nominees should have been allowed to stand for election, a remedy will be very difficult. The prior election will have to be unwound (which could put the validity of all subsequent actions of the board elected on June 10 in doubt), and a second annual meeting will need to be held.

15

Balance of the Equities: If the annual meeting is delayed, the Company and the incumbent directors will suffer no prejudice. Under the Company’s bylaws, the annual meeting can be held any time before the end of 2016. (713 Dkt. 72 App. 187.) And if the annual meeting is postponed from June 10 to a date later in 2016, the incumbent directors will all continue to remain in office until the annual meeting is held. (Id. at App. 195.)

Public Interest: The Company’s stockholders have the exclusive right under Maryland law to elect directors of their choosing. Md. Code, Corps. & Ass’ns § 2-204(b)(1). Like Delaware, Maryland courts have recognized a strong public interest in “corporate democracy” and have held that “those in charge of the election machinery of a corporation must be held to the highest standards of providing for and conducting corporate elections.” Shaker, 22005 WL 914385, at *5 (quoting Aprahamian, 531 A.2d at 1206-07.

The district court ignored this important right. It instead found that the balance of the hardships weighs in favor of granting the Company’s preliminary injunction because allowing the Sessa nominees to stand for election and Sessa to solicit proxies could potentially cause shareholders to cast meaningless votes for invalid nominees and cause the Company irreparable injury. Order 11-12. This makes no sense. The Sessa nominees are the only persons running against the incumbent directors, so the district court’s order only serves allow the incumbent directors to run unopposed. This is a disenfranchisement of the Company’s stockholders, which is plainly contrary to the public interest.

16

When faced with situations like the one presented here, this Court and other circuits have not hesitated to stay district courts’ preliminary injunction and to postpone the election pending resolution of the appeal. In American General Corp. v. Torchmark Corp., 1990 WL 10712372 at *2 (5th Cir. 1990), the district court entered a preliminary injunction prohibiting a stockholder from soliciting proxies for its proposed nominees on the ground that they had not complied with the “early notice provisions” of the corporation’s bylaws. Id. This Court entered a stay of the district court’s preliminary injunction, rejecting the very sort of analysis applied by the district court in assessing the irreparable harm and balancing of equities factors. Id at *2. Similarly, in Gearhart Indus., Inc. v. Smith Int'l, Inc., this Court delayed a company’s annual shareholder meeting pending the appeal of an injunction entered by the district court. 741 F.2d 707, 712 (5th Cir. 1984) and in Bath Indus., Inc. v. Blot, 427 F.2d 97, 113 & n.8 (7th Cir. 1970) the Seventh Circuit stayed a preliminary injunction that would have “effectively disenfranchise[d] stockholders and enjoined the holding of the meeting pending appeal.18

18 Modification of the the district court’s Order is also appropriate because its terms are far too broad. Preliminary injunctions are to be “carefully tailored to the situation presented and should be no broader than necessary.” Gearhart, 741 F.2d at 715 (modifying preliminary injunctions based on claimed 13(d) and 14(a) violations and finding that that curative disclosure would obviate the need for a preliminary injunction). Prohibiting Sessa from proposing its nominees for election and soliciting proxies damages Sessa and the Company’s other stockholders. The Order is overly broad, ambiguous, and may even conflict with the SEC’s proxy rules, which mandate various public filings.

17

IV.	The Court Should Expedite Sessa’s Appeal

There is good cause to expedite this appeal. Sessa is facing the irreparable harm of disenfranchisement. Furthermore, time is of the essence because the 2016 Annual Meeting must be held by the end of the year and at least 15 days will be required between the date of this Court’s decision and the Annual Meeting to ensure the stockholders have accurate information and time to return their proxies.

This Court routinely grants expedited appeals in cases where appellants will suffer serious harm from a lower court’s issuance of a preliminary injunction. See, e.g., Torchmark Corp., 1990 WL 10712372 at *2 (expedited appeal where lower court entered preliminary injunction prohibiting a stockholder from soliciting proxies for its proposed nominees); Opulent Life Church v. City of Holly Springs, Miss., 697 F.3d 279, 297 (5th Cir. 2012) (expedited appeal where lower court’s refusal to enjoin city ordinance meant appellant could lose its lease); and Daniels Health Scis,. L.L.C. v. Vascular Health Scis., L.L.C., 710 F.3d 579, 581-582 (5th Cir. 2013) (expedited appeal where lower court entered preliminary injunction ordering appellant to refrain from using appellee’s confidential information to sell appellant’s product). Without relief from the Court, Sessa will be irreparably disenfranchised.

CONCLUSION

For the foregoing reasons, Sessa respectfully requests that this Court enter an order: (1) staying the district court’s order, (2) requiring the Company to postpone the annual meeting until after the resolution of this appeal, and (3) expediting this appeal.

18

Date: May 25 2016	Respectfully submitted,

s/ Sundeep Kumar (Rob) Addy
John D. Byars (Admission Pending)	Sundeep Kumar (Rob) Addy
john.byars@bartlit-beck.com	rob.addy@bartlit-beck.com
Bartlit Beck Herman Palenchar	Glen E. Summers (Admission Pending)
& Scott LLP	glen.summers@bartlit-beck.com
Courthouse Place	Joseph W. Doman (Admission Pending)
54 W. Hubbard St., Suite 300	joe.doman@bartlit-beck.com
Chicago, Illinois 60654	Bartlit Beck Herman Palenchar
Telephone No. (312) 494-4400	& Scott LLP
Facsimile No.: (312) 494-4440	1899 Wynkoop Street, 8th Floor
Denver, Colorado 80202
Telephone No. (303) 592-3100
Facsimile No.: (303) 592-3140

Attorneys for Defendants-Appellants Sessa
Capital (Master), L.P., Sessa Capital GP,
LLC, Sessa Capital IM, L.P., Sessa Capital
IM GP, LLC, John E. Petry, Philip B.
Livingston, Lawrence A. Cunningham, Daniel
B. Silvers and Chris D. Wheeler

19

CERTIFICATE OF CONFERENCE

On May 25, 2016, pursuant to Rule 27.4, I certify that Appellants conferred with opposing counsels for Appellees, who intend to file an opposition.

s/ John D. Byars
John D. Byars (Admission Pending)
john.byars@bartlit-beck.com
Bartlit Beck Herman Palenchar
& Scott LLP
Courthouse Place
54 W. Hubbard St., Suite 300
Chicago, Illinois 60654
Telephone No. (312) 494-4400
Facsimile No.: (312) 494-4440

Attorneys for Defendants-Appellants Sessa
Capital (Master), L.P., Sessa Capital GP,
LLC, Sessa Capital IM, L.P., Sessa Capital
IM GP, LLC, John E. Petry, Philip B.
Livingston, Lawrence A. Cunningham, Daniel
B. Silvers and Chris D. Wheeler

20

CERTIFICATE OF COMPLIANCE WITH 5TH CIRCUIT RULE 27.3

Pursuant to the 5 Circuit Rule 27.3, the undersigned certifies that the facts supporting emergency consideration of the foregoing motion filed on May 25, 2016 are true and complete.

s/ Glen E. Summers
Glen E. Summers (Admission Pending)
glen.summers@bartlit-beck.com
Bartlit Beck Herman Palenchar
& Scott LLP
1899 Wynkoop Street, 8th Floor
Denver, Colorado 80202
Telephone No. (303) 592-3100
Facsimile No.: (303) 592-3140

Attorneys for Defendants-Appellants Sessa
Capital (Master), L.P., Sessa Capital GP,
LLC, Sessa Capital IM, L.P., Sessa Capital
IM GP, LLC, John E. Petry, Philip B.
Livingston, Lawrence A. Cunningham, Daniel
B. Silvers and Chris D. Wheeler

21

CERTIFICATE OF COMPLIANCE

The undersigned certifies that on May 25, 2016, this motion was transmitted to the Clerk of the United States Court of Appeals for the Fifth Circuit via the Court’s CM/ECF document filing system and that this motion complies with the requirements of 5th Cir. R. 27.4, Fed. R. App. P. 27(d), Fed. R. App. P. 32(a), and 5th Cir. R. 32. This motion has been prepared in Garamond, a proportionally spaced typeface using Microsoft Word 2013 in font size 14.

The undersigned further certifies that (1) any required privacy redactions have been made pursuant to 5th Cir. R. 25.2.13; and (2) this document has been scanned for viruses with the most recent version of GFI Cloud Antivirus and is free of viruses.

s/ Glen E. Summers
Glen E. Summers (Admission Pending)
glen.summers@bartlit-beck.com
Bartlit Beck Herman Palenchar
& Scott LLP
1899 Wynkoop Street, 8th Floor
Denver, Colorado 80202
Telephone No. (303) 592-3100
Facsimile No.: (303) 592-3140

Attorneys for Defendants-Appellants Sessa
Capital (Master), L.P., Sessa Capital GP,
LLC, Sessa Capital IM, L.P., Sessa Capital
IM GP, LLC, John E. Petry, Philip B.
Livingston, Lawrence A. Cunningham, Daniel
B. Silvers and Chris D. Wheeler

22

CERTIFICATE OF SERVICE

I certify that this document has been filed with the clerk of the court and served by ECF or e-mail on May 25, 2016, upon counsel of record in this case.

s/ Sundeep Kumar (Rob) Addy
Sundeep Kumar (Rob) Addy
rob.addy@bartlit-beck.com
Bartlit Beck Herman Palenchar
& Scott LLP
1899 Wynkoop Street, 8th Floor
Denver, Colorado 80202
Telephone No. (303) 592-3100
Facsimile No.: (303) 592-3140

Attorneys for Defendants-Appellants Sessa
Capital (Master), L.P., Sessa Capital GP,
LLC, Sessa Capital IM, L.P., Sessa Capital
IM GP, LLC, John E. Petry, Philip B.
Livingston, Lawrence A. Cunningham, Daniel
B. Silvers and Chris D. Wheeler

23